Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FoodsPass, Inc.
4533 MacArthur Blvd. Suite A-2193
Newport Beach, CA 92660
https://www.foodspass.com/

Up to $1,069,999.59 in Common Stock at $1.97
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: FoodsPass, Inc.
Address: 4533 MacArthur Blvd. Suite A-2193, Newport Beach, CA 92660
State of Incorporation: DE
Date Incorporated: April 05, 2021

Terms:

Equity

Offering Minimum: $9,999.72 | 5,076 shares of Common Stock
Offering Maximum: $1,069,999.59 | 543,147 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.97
Minimum Investment Amount (per investor): $248.22

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based*

$250+ | COFFEE & DONUTS

Free membership for 1 year + $10 Dunkin Donuts eGiftCard or our Virtual Visa®. PLUS we'll donate 1 meal to a family in need.

$500+ | GET JUICED

5% bonus shares + $50 Jamba Juice eGiftCard or our Virtual Visa® + Free membership for 1 year. PLUS we'll donate 10 meals to families in need.

$1,000+ | PIZZA PARTY

7% bonus shares + $100 Papa John's eGiftCard or our Virtual Visa® + Free membership for 2 years. PLUS we'll donate 20 meals to families in need.

$2,500+ | FILL THE FRIDGE

10% bonus shares + $250 Kroger eGift card or our Virtual Visa® + Free membership for

2 years. PLUS we'll donate 50 meals to families in need.

$5,000+ | FEED THE HUNGRY

10% bonus shares + $250 FoodsPass Virtual Visa® card + Free lifetime membership. PLUS we'll donate 500 meals to families in need.

$10,000+ | FOODSPASS, INC.

10% bonus shares + $250 FoodsPass Virtual Visa® card + Free lifetime membership + VIP corporate access. PLUS we'll donate 500 meals to families in need.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

FoodsPass will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.97 / share, you will receive 110 shares, meaning you'll own 110 shares for $197. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

As the first savings club dedicated to food, FoodsPass helps its members save money on food. Our Virtual Visa® allows members to spend money at all their favorite places, online & in-person, as we automatically aggregate any deals/offers against relevant transactions to seamlessly issue 4-40% cashback.

Currently, we are beta-testing our app. Our full app is currently in development, alongside with the issuance of a physical credit card, we will offer members 1000's of weekly deals, so they can always get the best deal on food, without having to clip coupons or, upload receipts to cashback apps.

Competitors and Industry

While there is no direct competitor to FoodsPass, below is a breakdown of payment & savings products currently used in the market.

PAYMENTS: Consumers typically use broad payment cards for food (Capital One, Discover, Paypal, etc.) or store-specific cards (Amazon Prime, Kroger Rewards, etc.), which offer 1 to 6% cashback on average. While you can buy food on any broad use card, none rally behind food like FoodsPass.

SAVINGS: Consumers typically participate in rewards schemes, clip coupons, or use digital coupon cashback apps (Ibotta, Merryfield, Etc.) which require you to upload a copy of your receipt into a 3rd party app to earn gift cards or cash. While food is typically not the focus of these savings tools, over $1T will be spent this year on food by over 145M digital coupon users.

As the missing layer of our foods ecosystem, we go one step beyond a savings app, and automate the redemption and cashback process in our online/offline world.

By having access to transactional records across all food purchases, our technology analyzes relevant financial transactions against aggregated offers, and seamlessly issues cashback, without any further steps required.

Current Stage and Roadmap

CURRENT STAGE

FoodsPass is currently beta-testing its app and has established key banking, compliance, legal, technology, and marketing partnerships to thrive. With a waitlist of 5,000+ members, alongside brand marketing partnerships with over 100 food &

beverage brands from start-ups to major branded businesses like Starbucks, Kroger, Burger King & more, we're excited to launch Q3 2021 & make a market!

FUTURE ROADMAP

Our goal is to launch our full app in Q3 2021. We're currently completing the development of the application while simultaneously building a strong waitlist of users.

The Team

Officers and Directors

Name: Travis Matthew Siflinger

Travis Matthew Siflinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: October 25, 2020 - Present
  Responsibilities: Travis manages the overall operations, resources and teams at FoodsPass, acting as the chairman of the board of directors and being the public face of the company. Travis currently does not take a salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Scratchpay
  Title: Advisor
  Dates of Service: September 01, 2020 - March 01, 2021
  Responsibilities: Recruited during a critical transition from veterinary and dental care into targeting the greater healthcare industry, through the acquisition of new partners & enhanced product offering

Other business experience in the past three years:

- **Employer:** FluxCredit
  Title: Board of Directors
  Dates of Service: December 01, 2016 - August 01, 2020
  Responsibilities: Complex, multifaceted brand role encompassing strategic, analytical and technical functions in support of a high-performance corporate environment; driving significant revenue growth and seamless operations from a start-up fintech concept to $100k+ per month in revenues. $100m in consumer debts enrolled!

Name: Thomas Dorwart, Esq.

Thomas Dorwart, Esq.'s current primary role is with Goosmann Law Firm. Thomas Dorwart, Esq. currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Legal Counsel
  Dates of Service: April 14, 2021 - Present
  Responsibilities: Thomas provides accurate and timely counsel to the board of directors across a variety of legal topics, while collaborating with the team to strategically build a profitable business within a highly regulated environment.

Other business experience in the past three years:

- **Employer:** Goosmann Law Firm
  Title: Associate Attorney
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Civil litigation, bankruptcy, business and start-up law, M&A, cross border collaboration, software licensing and more.

Other business experience in the past three years:

- **Employer:** Telpner Peterson Law Firm, LLC
  Title: Associate Attorney
  Dates of Service: July 01, 2019 - February 01, 2020
  Responsibilities: Research, operating agreements, licensing agreements, LLCs, estate planning, trust, and business planning documents

Other business experience in the past three years:

- **Employer:** Fitzgerald Schorr PC
  Title: Associate Attorney
  Dates of Service: November 01, 2016 - August 01, 2017
  Responsibilities: Estate planning, research, brief and memo writing, city contract/transactional work, economic development work

Name: Suzanne Wilson

Suzanne Wilson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Business Development & Corporate Secretary
  Dates of Service: October 25, 2020 - Present
  Responsibilities: Suzanne seeks out and solicits new business opportunities for

FoodsPass, while also acting as corporate secretary to ensure the minutes of corporate board meetings reflect the proper exercise of those fiduciary duties. Suzanne currently does not take a salary compensation for this role.

Other business experience in the past three years:

- **Employer:** SWD Jewelry
  Title: Founder
  Dates of Service: January 01, 1997 - Present
  Responsibilities: Creator of timeless handcrafted jewelry for celebrities and taste makers alike

Other business experience in the past three years:

- **Employer:** Papa & Barkley
  Title: Founding Team
  Dates of Service: January 01, 2016 - March 01, 2019
  Responsibilities: Support the growth needs of P&B/Egg Rock Holdings- a California-based vertically integrated cannabis health and wellness company that has raised over $50 million in institutional funding

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the share of common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering shares of common stock in the amount of up to $2,500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the

event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
FoodsPass, Inc. was formed on October 25, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any

shares once our directors determine that we are financially able to do so. FoodsPass has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that FoodsPass is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on FoodsPass or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on FoodsPass could harm our reputation and materially negatively impact our financial condition and business.

Copyright and Intellectual Property
The intellectual property, copyright, digital content and materials ("Content") of the Services belong solely to FoodsPass, Inc. The Content of the Services are solely for your personal use and not for commercial use or for re-sale use. You should assume that everything you see or read related to the Services is copyrighted unless otherwise noted and may not be used, except as provided in these Terms of Use or in the text of the Services, without the written permission of FoodsPass, Inc. Any copying, republication, or redistribution of Services content, including by caching, framing, or similar means, is expressly prohibited without the prior written consent of FoodsPass, Inc. Title to the Content remains with FoodsPass, Inc. Any use of the Content not expressly permitted by these Terms of Use is a breach of these Terms of Use and may violate copyright, trademark, and other laws. If you violate any of these Terms of Use,

your permission to use the Content will automatically terminate without notice.

Third Party Software
To the extent content and/or coding included within the Services constitutes software or other technology rights owned by a third party and licensed to FoodsPass, Inc., such software, and its sublicense to you, is subject to all terms and conditions, including where required, approval rights, of such third party license agreements.

Third-Party Sources and References
All third party trademarks (including logos and icons) referenced in the Services remain the property of their respective owners. Unless specifically identified as such, FoodsPass, Inc.'s use of third party trademarks does not indicate any relationship, sponsorship, or endorsement between FoodsPass, Inc.'s and the owners of these trademarks. Any references by FoodsPass, Inc.'s to third party trademarks is to identify the corresponding third party goods and/or services and shall be considered nominative fair use under the trademark law. Some of the embedded links found in the Services may lead you to other sites operated by parties other than FoodsPass, Inc. In most cases those linked sites are not under the control of FoodsPass, Inc., and we are not responsible for the contents of any linked site or any link contained in a linked site that is not owned and operated by FoodsPass, Inc., or any changes or updates to such sites. Such links to sites maintained by third parties do not constitute an endorsement, guaranty, or warranty by FoodsPass, Inc., or any of its affiliates, of any third party or their content, nor the existence of a partnership, joint venture, agency, or other relationship between FoodsPass, Inc., or any of its affiliates, and any linked third party or their content. FoodsPass, Inc. does not assume any responsibility or liability for the actions, product, content and/or information of these and other third parties and/or their web sites. You should carefully review their privacy statements and other conditions of use. FoodsPass, Inc. expressly disclaims liability for direct, consequential, or incidental damages arising from the products, services, advertisements, actions, or web site content of these and any other third parties, and you waive any claims against FoodsPass, Inc. for damages arising from such transactions or your reliance upon statements contained therein.

Viruses, Worms, Use of Files
FoodsPass, Inc. cannot and does not guarantee or warrant that files available for downloading related to the Services are free of viruses, worms, Trojan horses or other code that has contaminating or destructive properties. FoodsPass, Inc. does not make any express or implied warranties, representations or endorsements whatsoever (including without limitation warranties of title, noninfringement or fitness for a particular purpose) with respect to the files available for downloading from the Service. In no event will FoodsPass, Inc. be liable to you or to anyone else for any decision made or action taken by you or anyone else in reliance on results obtained from use of files related to the Services. These files may be downloaded and/or reprinted for personal use only. Permission to reprint or electronically reproduce any document or graphic in whole or in part for any reason except for personal use is expressly prohibited, unless prior written consent is obtained from the appropriate FoodsPass, Inc. copyright holder.

Device Information and Cookies
When you use this Service, FoodsPass, Inc. automatically collects and stores in its server log information from your browser or mobile device such as your IP address or unique device identifier, browser information (including referring URL), your preferences and settings, cookies and information about the content viewed and actions taken (search queries and search terms, etc.). Cookies are small data files assigned to your browsers when you visit the site, which enable recognition of your browser and collects and stores information about your use of the site.

Terms of Use
The Services are intended for use by individuals 18 years of age or older. Users under the age of 18 should get the assistance of a parent or guardian to use the Services. These Terms of Use are between you and FoodsPass, Inc., with a principal place of business at 4533 MacArthur Blvd., Suite #A-2193 Newport Beach, California 92660. Your rights and obligations under this Agreement and in using the Services are not assignable. FoodsPass, Inc. reserves the right to make changes to the Services and our Terms of Use. FoodsPass, Inc. encourage you to review the Services and these Terms of Use periodically for any updates or changes. Your continued access or use of the Services shall be deemed your acceptance of these Terms of Use and any changes and the reasonableness of these standards for notice of changes. By using the Services, you also agree to the terms and conditions of FoodsPass, Inc.'s Privacy Policy, referenced below, which details how FoodsPass, Inc. and third parties may use personal information that belongs to you. These Terms of Use constitute the entire relationship between You and FoodsPass, Inc. It supersedes all prior or contemporaneous communications and proposals, whether electronic, oral or written, between you and FoodsPass, Inc. with respect to the Services. Any rights not expressly granted herein are reserved.

Warranties and Representation (General Disclaimer)
All material provided by FoodsPass, Inc. related to the Services, including any link to other sites and content found at linked sites, is provided "as is" and without any express or implied warranties including warranties of merchantability or fitness for a particular purpose. Due to the nature of the Internet, FoodsPass, Inc. does not warrant that access to the Services will be uninterrupted or error free. FoodsPass, Inc. does not warrant or make any representations regarding the usefulness of or the expected results of the material related to the Services. Note that some jurisdictions may not allow the exclusion of implied warranties so some of the above exclusions may not apply to you. Please check your local laws for any such restrictions.

Reverse Engineering
By using the Services, you agree to receive any applicable software updates that may be issued from time to time by FoodsPass, Inc. you agree to accept and install such updates as part of your use of the Services. You also agree not to reverse engineer, modify, decompile, adapt, translate, disassemble, or otherwise attempt to discover the source code of the Services and/or any FoodsPass, Inc. applications.

Privacy Policy

We reserve the right to release information to the proper authorities, as a result of a violation of our standards or unlawful acts, if the information is subpoenaed and/or if we deem it necessary and/or appropriate. FoodsPass, Inc. has the right, but not the obligation, to refuse service, terminate accounts, or remove or edit content, in its sole discretion and to terminate this Agreement.

Termination Of Use

FoodsPass, Inc. may immediately, without prior notice, issue a warning, temporarily suspend, indefinitely suspend, or terminate your use of and access to the Services, at our sole discretion, for any reason, whether with or without cause or warning, and without liability. Your sole remedy against FoodsPass, Inc. in the event of a dispute arising out of these Terms of Use, the Services or your use thereof, is to terminate these Terms of Use and your access to the Services. In the event of termination of these Terms of Use, FoodsPass, Inc. may delete and/or store, in its discretion, data associated with your use of the Services. FoodsPass, Inc. may also change, suspend, or discontinue any aspect of the Services at any time, including the availability of any web site feature, database, or content.

Cause of Action

Any cause of action you may have with respect to these Terms of Use must be commenced within one year after the claim or cause of action arises. If for any reason a court of competent jurisdiction finds any provision of these Terms of Use, or portion thereof, to be unenforceable, that provision shall be enforced to the maximum extent permissible so as to affect the intent of the Terms of Use, and the remainder of these Terms of Use shall continue in full force and effect. You shall defend or settle at your sole expense any claim or suit against FoodsPass, Inc. and/or each of its affiliates, directors, officers, agents, employees or sublicensees, to the fullest extent permitted by law arising out of or in connection with (1) an assertion that the information, content or other materials or services provided or made available by you or the use thereof may infringe any copyright or trademark rights of any individual or entity, or are a misappropriation of any individual or entity's trade secret, or contain any libelous, defamatory, or disparaging materials; and (2) any breach by you of your obligations under this Agreement. You shall indemnify and hold harmless the FoodsPass, Inc. from and against any and all damages, costs, liabilities and attorneys' fees incurred in defending and/or resolving such Action.

Web-Enabled Mobile or Handheld Devices

Certain web and smartphone applications of the Services have been designed to run on a personal computer, standard laptop or web-enabled mobile device. If you view or use the Services on a mobile or handheld device, you may experience some display and functionality limitations. You may experience varying wireless network coverage and speed, depending on your geographic location and telecommunications provider. The Services should not be used while operating any motor vehicle, or in any other manner that might endanger yourself or others. By using the Services you expressly agree and acknowledge that FoodsPass, Inc. shall not be responsible for any of the following: (a) performance limitations and/or failures experienced in connection with any wireless or Wi-Fi service used to access the Service; (b) data transmitted through wireless access that may be intercepted by unauthorized persons; or (3) your failure to physically secure and/or monitor your personal computer, laptop or wireless device or to protect your passwords, resulting in unauthorized access to the Service and/or your FoodsPass, Inc. account or plan information. While using any web-enabled mobile or handheld device to use the Services, standard mobile phone carrier and data usage charges will apply. You expressly agree and acknowledge that the use of any mobile or handheld device is at your sole risk and shall be in accordance with all applicable local, state and federal laws.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Travis Matthew Siflinger	5,000,000	Common Stock	78.7346

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 543,147 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,350,450 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

FoodsPass can operate for six months without generating revenue. FoodsPass is currently beta-testing its application and is planning to launch in Q3 2021, at which point we plan to begin to generate revenue.

Foreseeable major expenses based on projections:

We anticipate major investment into our technology, infrastructure, brand awareness & marketing needs.

Future operational challenges:

In a highly regulated environment, our ability to stay compliant with BSA/AML requirements is critical, but we've assembled a legal and compliance team with deep experience in fintech in order to thrive and we've already begun to implement an Anti-Money Laundering strategy that our team will work alongside our banking partners on.

Future challenges related to capital resources:

FoodsPass is actively engaging angel investors, family offices, and prominent venture capital firms to ensure ample capital is available to support our growth initiatives, however, a successful fundraise is not guaranteed.

Future milestones and events:

FoodsPass is aggressively pursuing business development efforts with independent and corporate brand partners that can help us to reach the masses and swiftly get to scale.

Once we break ~3,000 members and get to profitability, this major milestone will ensure our success.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 13th, 2021, the company has $9,200 cash on hand. As a start-up with minimal cash on hand, we've been able to pursue payment terms from suppliers, while making cost-conscious operating decisions and ensuring our IP is in goodwill.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Crowdfunding alongside institutional investment sources will allow us to formalize our Seed Round and allow us to fully launch FoodsPass into the market, generate revenues and reach profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The completion of this Seed Round is critical to the viability of FoodsPass and investment via crowdfunding will help accelerate our launch much faster than a traditional fund raise.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If FoodsPass raises the minimum in this offering, it can operate for approximately six months.

How long will you be able to operate the company if you raise your maximum funding goal?

If FoodsPass raises the maximum in this offering, it can operate for approximately 24 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Alongside a relationship with our host bank and bank account for company use, we anticipate future capital and investment from Angel, Family Office, and VC.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $12,510,386.50

Valuation Details:

To determine company valuation, we consulted with industry advisors who have deep experience in this space.

We first used the Berkus method of valuation to assess the sound idea, proof of concept/prototype, quality of founders/management, strategic relationships, and potential. Alternatively, we reviewed Crunchbase data, which confirmed other fintech start-ups at our stage received pre-launch seed investment at valuations between $5-100M that contributed to hypergrowth unseen in most other industries.

We have significant food industry partnerships already lined up, and we are working with a bank to negotiate a BIN. Further, we have had significant early interest from multiple VCs and angel investors, which tells us that the company has value and will only increase in value, with more interest. The rational basis for our valuation comes from working with industry experts from the UK who have already launched and grown other fintech into unicorn status and who have unique technology that FoodsPass is positioned to utilize in America. Based on our industry experts, unique technology, fintech data, user waitlist, and beta testing, virtual credit card launch this month, and significant VC interest, we have a rational basis for a $12.5M valuation. Our users are active and will continue to grow in the next 3-6 months.

With a uniquely blended business model, FoodsPass will earn interchange and interest fees on transactions and subscriptions, and ad revenue and affiliate earnings from food and beverage brands. We see the need for long-term users, people who will use our fintech product over their lifetime for food and grocery purchases. The target demographics are in great need of such a service as no similar service exists, despite the popularity of DoorDash, UberEats, and other ordering services, though those services do not provide credit.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  10.0%
  Increase brand marketing and awareness.

- *Marketing*
  16.5%
  Seeking cost-effective brand awareness as we test different marketing messages to see what resonates with consumers

- *Technology Development*
  45.0%
  Complete development of our minimum viable product.

- *Operations*
  25.0%
  Build a highly efficient infrastructure for the business to thrive

If we raise the over allotment amount of $1,069,999.59, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Bank Reserves*
  20.0%
  Ensure we have ample capital in our banking reserve account

- *Working Capital*
  15.0%
  Cash on hand to exploit new opportunities

- *Technology*
  20.0%
  Further technology development to ensure a best in market product

- *Infrastructure/Staffing*
  20.0%
  Build a lean team capable of working within the infrastructure we've created

- *Marketing*
  21.5%
  Culturally connect within our markets as cost-effectively as possible to break through the noise

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.foodspass.com/ (www.FoodsPass.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/foodspass

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FoodsPass, Inc.

[See attached]

FOODSPASS INC.

FINANCIAL STATEMENTS
FROM INCEPTION (APRIL 5, 2021) TO MAY 3, 2021
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
FoodsPass, Inc.
Newport Beach, CA

We have reviewed the accompanying financial statements of FoodsPass, Inc., (the "Company,"), which comprise the balance sheet as of May 3, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods from Inception (April 5, 2021) to May 3, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 7, 2021
Los Angeles, California

FOODSPASS, INC.

BALANCE SHEET

(UNAUDITED)

As of		May 3, 2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	10,000
Inventory		-
Other current assets		-
Total current assets		**10,000**
Intangible assets		9,300
Total assets	**$**	**19,300**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities		-
Loans, current		-
Total current liabilities		**-**
Non-Current Liabilities:		
Loans		-
Total liabilities		**-**
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.00001 10,000,000 shares authorized, 6,350,450 issued and outstanding		64
Additional Paid in Capital		20,000
Subscription Receivable		(64)
Retained earnings/(Accumulated Deficit)		(700)
Total stockholders' equity		**19,300**
Total liabilities and stockholders' equity	**$**	**19,300**

See accompanying notes to financial statements.

FOODSPASS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (April 5, 2021) to		**May 3, 2021**
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and adminstrative		700
Sales and marketing		-
Total operating expenses		700
Operating income/(loss)		(700)
Interest expense		-
Income/(Loss) before provision for income taxes		(700)
Provision for income taxes		-
Net income/(Net Loss)	**$**	**(700)**

See accompanying notes to financial statements.

FOODSPASS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock										
	Shares		Amount		Subscription Receivable		Additional Paid In Capital		Accumulated Deficit		Shareholder Equity
Inception date (Aprill 5, 2021)	**-**	**$**	**-**	**$**	**-**	**$**	**-**	**$**	**-**	**$**	**-**
Issuance of common stock	6,350,450		64		(64)		-		-		-
Owners Investment	-		-				20,000		-		20,000
Net income/(loss)	-		-		-		-		(700)		(700)
Balance—May 3, 2021	**6,350,450**	**$**	**64**	**$**	**(64)**	**$**	**20,000**	**$**	**(700)**	**$**	**19,300**

See accompanying notes to financial statements.

FOODSPASS, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of Inception (April 5, 2021)		May 3, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(700)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		**(700)**
CASH FLOW FROM INVESTING ACTIVITIES		
Website development		(9,300)
Net cash provided/(used) by investing activities		**(9,300)**
CASH FLOW FROM FINANCING ACTIVITIES		
Owners investment		20,000
Subscription receivable		
Net cash provided/(used) by financing activities		**20,000**
Change in cash		19,300
Cash—beginning of year		-
Cash—end of year	**$**	**19,300**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	64

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

FoodsPass, Inc., was formed on April 5, 2021 in the state of Delaware. The financial statements of FoodsPass, Inc. , (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newport Beach, California.

FoodsPass will be leveraging deep technology and banking relationships to issue payment cards to consumers, which will automatically analyze relevant financial transactions against aggregated offers, and seamlessly issuing cashback, without any further steps required from the consumer. By going one step beyond a savings app, and automating this redemption and cashback process, the Company will disrupt the digital couponing ecosystem, used by over 145 million Americans., positioning itself to become the first payment card dedicated to food savings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Intangible Assets

The Company capitalizes costs associated with website development. Once the website is completed the costs will be amortized over the useful life of 5 years.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of payment card monetization.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

For the period from inception to May 3, 2021, the Company has incurred a loss of $700, which represents a net operating loss for tax purposes. The Company has placed a full valuation allowance against the net operating loss.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 7, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

The company currently has no debt.

4. SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock, $0.00001 par value. As of May 3, 2021, 6,350,450 shares of Common Stock have been issued and outstanding for a value of $63.50.

5. RELATED PARTIES

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 7, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 7, 2021 the date the financial statements were available to be issued.

The Company is in the process of launching a Reg CF Crowdfunding campaign on StartEngine Capital, LLC.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

FoodsPass

Together, we are the future of food! Eat smarter.


Foods Pass
Eat smarter.

Website | Newport Beach, CA | FINANCIAL SERVICES | FOOD & BEVERAGE

FoodsPass is a next-generation payment card and savings club for food. With one pass for all your foods, always get the best deals and never ask yourself “What's to eat” again!

$0.00 raised

0 Investors	$12.5M Valuation
$1.97 Price per Share	$248.22 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- FoodsPass was recently shortlisted for “Most Fundable Company 2021” by Pepperdine University, the Techstars x Western Union Technology Accelerator and the Kroger Innovation fund.
- FoodsPass aims to capture a $115B serviceable obtainable market, which is roughly 10% of the $1.62T serviceable addressable market (US food and beverage purchases 2020).
- FoodsPass already has a waitlist of 5,000 and has signed marketing agreements to work alongside popular food and beverage brands like Kroger, Starbucks, Recess Drinks & 60 more.

The graphics shown on this campaign page contain images of FoodsPass' beta app which is currently not available for general use. FoodsPass' is currently pre-revenue.

The “future of food”

FoodsPass is made up of a team of global fintech specialists, entrepreneurs, and foodies. We connect communities to more affordable food, whether that's at the grocery store, farmer's market, dining out, delivery, or more! FoodsPass uses data to advocate for sustainable supply chains, for the people and the planet.

We're fixing the broken model of food supply in America.



- We connect communities to more affordable food
- We use our data to advocate for sustainable supply chains for the people and the planet
- We don't profit from you - we profit with you, making a small amount from Visa, paid for by merchants, and the more we grow, the more we help

Together, we are the future of food.

With our US launch this year, and thousands of active members required to reach profitability, we believe in the power of crowdfunding to get us to the next big milestone, while creating wealth for our early investors.

THE PROBLEM

The missing layer of our foods ecosystem

The average American spends more money on food than entertainment, health care, personal insurance, and education. We want to save money on it, but juggling different retail choices, apps, coupons, credit cards, and points eat into our time.



People spend a ton of money on food

Juggling saving options is time consuming





People need an automatic option for saving!

The emergence of large food-technology brands in the last 5 years has fragmented a delicate ecosystem, leading to inflated costs for consumers, and pushing small business owners to the verge of bankruptcy without offering a streamlined payment and savings solution to save more on everything we eat.



THE WALL STREET JOURNAL.

Home World U.S. Politics Economy Business Tech Markets Opinion Life & Arts Real Estate WSJ. Magazine Sports

MARKETS | HEARD ON THE STREET

Regulators Are Fed Up With Food-Delivery Fees

Regulators say consumers often pay too much for the price of convenience in food delivery

New laws have been costly for delivery players such as GrubHub that have been struggling to generate consistent profits lately.

PHOTO: JOHN MARSHALL MANTEL/ZUMA PRESS

By Laura Forman

Jan. 16, 2021 10:00 am ET

Source

THE SOLUTION

Eat now, pay later, save more

FoodsPass isn't just another rewards program. We're brand, retailer, and product agnostic. This means members can always access the best deals, no matter where they go to eat. Our members earn an average of $950 per year, with 4-40% standard cashback on all food & beverage purchases. Finally, seamless savings, every time!


Want to get the best
prices every time
you buy food?

Use our Visa card whenever you buy food & earn up to 40% cashback on your favorite meals.


FoodsPass
TACO BELL
TOKYO SUSHI
ALDI MARKET
01
Shop for food.
Search for local deals or
just buy food as usual
02
Pay with FoodsPass
Use our Visa card to pay &
we do the rest -- applying
coupons & cashback for you.
03
Save Money
Thats it! Enjoy your food and
watch the savings roll in.

**The above graphic contains images of our beta app which is currently not available for general use*


Make money
while grocery
shopping

THE MARKET

Our target market is worth +$100 billion

We aim to capture a $115B serviceable obtainable market, roughly 10% of the $1.62T serviceable addressable market (US food and beverage purchases 2020), with a global brand opportunity of over $16.55T total addressable market size (Global food & beverage purchases 2020).


TAM
$16.55T
Global Food & Beverage Purchases 2020
SAM
$1.62T
US Food & Beverage Purchases 2020
SOM
$115B
FoodsPass Market Share

FoodsPass is a truly unique, turnkey “fintech” opportunity, which we believe will yield major returns for our SEED investors!


Over $1T will be spent on food this year by 145M digital coupon users

OUR TRACTION

Partnerships in place with major industry players, alongside a waitlist of thousands

Most recently, we've signed marketing agreements to work alongside popular brands like Recess Drinks, Starbucks, and Kroger. We've been able to organically leverage social media, email campaigns, and guerilla marketing into a waitlist of over 5,000 and were recently shortlisted for "Most Fundable Company 2021" by Pepperdine University, as well as the Techstars x Western Union Technology Accelerator. FoodsPass also intrigued Shark Tank's Kevin O'Leary and was invited to solicit SEED funding with StartEngine, when we pitched our product on Clubhouse.


One pass, limitless choices.
Use FoodsPass at:
amazon


We've onboarded 60+ brands, including:
Recess
rise BAR
proper wild
Ralphs

Our CEO holds a key relationship with a UK fintech enabler backed by Visa®, and we're currently securing BIN Sponsorship with a major US bank, positioning us to be the first fintech in America using these superior UK technologies. Our CTO is currently developing an elegantly simple app to accompany our deals database, and Visa cashback card as we strategically plan our product launch by the 3rd quarter of 2021.

Launched An LA Billboard Campaign


FoodsPass
4-40% CASHBACK

We've established a waitlist of 5000+ consumers who want early-access.


PEPPERDINE
GRAZIADIO
BUSINESS SCHOOL
FoodsPass was Shortlisted for "Most Fundable Company 2021"

WHAT WE DO

Disrupting the digital couponing ecosystem used by over 145M Americans

FoodsPass goes beyond what a typical savings app or broad-use credit card can do, automating an antiquated redemption and cashback process that is currently the status quo in the offline/online world of food. In creating the first payments card dedicated to food savings and largest searchable database of food deals, our proprietary technology analyzes relevant transactions against aggregated offers, and seamlessly issues the highest cashback in the industry, without any further steps required.



Eat food, do good, feel good

Ever wish you could have everything you want, while still doing some good? Us too. That's why we donate meals to local families in need when you use FoodsPass

When you pay with FoodsPass, you'll be helping us disrupt the old wasteful model of food supply chains.

Streamlined savings

Tired of spending hours finding deals and redeeming your coupons?

We think saving money doesn't have to be stressful or time-consuming, so we automatically apply coupons, rewards & cashback whenever you use your card.

No more eating into your time and money.

Simplify your shopping

Endless rewards schemes, multiple food apps, stacks of coupons to remember? We say it can be simpler, and that's why we created FoodsPass! Plan your weekly meals around upcoming savings and have your entire food history in one place.

It’s one pass that does it all for you.

*The above graphic contains images of our beta app which is currently not available for general use

THE BUSINESS MODEL

A uniquely blended business model that profits from multiple revenue streams

FoodsPass generates revenue when our credit cards are used, either through interchange fees paid for by merchants who accept our cards or as a percentage of return on any interest rates or membership fees. We also accrue advertising revenues, through coupon redemption, affiliate fee earnings and targeted advertising packages.

Initial Revenue Stream Breakdown


23%
Deals Revenue
77%
Credit Card Revenue

Revenue Streams

- **Credit Card Revenue**
  Interchange, interest, and membership fees
- **Deals Revenue**
  Coupon redemption, affiliate network earnings
- **Targeted Advertising Revenue**
  Dynamic marketplace pricing

Connecting savings-hungry members with data-hungry brands, FoodsPass serves as a discovery platform for our food and beverage partners. As you get paid to eat, our intermediary marketplace will increase in value as we leverage member purchasing power around data to provide more accurate predictions of food-purchasing trends, yielding profits for all.



$4M
$3M
$2M
$1M
$0
Net Revenue
11,569 - 13,295
active clients
8,604 - 11,569
active clients
4,487 - 8,604
active clients
Milestone 1
Milestone 2
Milestone 3

HOW WE ARE DIFFERENT

Building community, simplifying food savings, and upsetting industries from fintech to food!

We are confident in our ability to cost-effectively stand out with unique marketing, profitable partnerships and strong branding. Discount clubs, digital coupon platforms, and other savings-related programs are available for those who want to save, but with FoodsPass you get the convenience of saving on everything, with one streamlined solution.

At a time when brands are trying to divide and box us in by race, gender, lifestyle, dietary and political preferences, FoodsPass is bringing people together through a shared affinity of food!



Standing out from the Competition
Online Payments
Offline Savings
Discount Clubs
Membership Programs
Online Savings
Offline Payments
FoodsPass
AMERICA'S FIRST PAYMENT AND SAVINGS CLUB FOR FOOD!

THE VISION

Bringing people together, while building a better future, one bite at a time

Our aim is for FoodsPass to become the "top of mind" solution for food payment/savings across the US, within 18-24 months. We plan to achieve this by building a strong community of foodies who refer their friends to our app at FoodsPass.com

Within 48 months, we believe FoodsPass has the potential to help 100 million Americans eat smarter, while advocating for sustainable supply chains, donating meals, minimizing food waste, and maximizing community spending!

18-24 months

- Open a small office in the US
- Open a brand studio in the UK
- Grow team count to 50+
- Surpass 13k+ users

48 months

- Surpass $1B market valuation
- US brand ubiquity
- Help 100M Americans eat smarter
- International expansion

OUR LEADERSHIP

A diverse team that holds extensive experience across disciplines

At FoodsPass, our executive team is made up of diverse finance, legal, compliance, performance marketing, and business development executives, as well as web engineers and designers with extensive experience managing complex projects for lifestyle and corporate brands worldwide.

We're in active communications with a major US bank, award-winning UK technology enablers, and top-tier VC firms like Sequoia Capital.



Morgan Stanley · Bank of America · Google

WHY INVEST

2021 is the perfect storm and we're ready for hypergrowth!

Trending Google searches for "best credit card for groceries" prove that there is unmet demand for a product like ours. At FoodsPass, we're building a unique platform for food savings, at a time when some of the best finance and tech investment opportunities are emerging! We believe FoodsPass offers the kind of dynamic business opportunity that sophisticated fintech investors crave.


Foods Pass
FoodsPass
TACO BELL
TOKYO SUSHI
ALDI MARKET
Save while you spend

**The above graphic contains images of our beta app which is currently not available for general use*

With key partnerships in place and an aggressive launch strategy, we believe that FoodsPass represents the future of food savings and we look forward to growing a profitable business together!

Our Journey

2017-2020 — Established banking partnerships and met key team members

October 2020 — Beta launch of www.FoodsPass.com

January 2021 — Established key relationships with F&B partners

February 2021 — Pitched Kevin O'Leary on Clubhouse

March 2021 — Shortlisted for "Most Fundable Company 2021" by Pepperdine

April 2021 — Surpassed 5,000 members on our waitlist

May 2021 — Issued our first Virtual Visa® Cards


FUTURE MILESTONES
Fully launch product MVP
September 2021
OCT. - DEC. 2021
Begin performance marketing efforts, PR launch & rapid expansion!

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.


July 2017
Established banking partnerships
Our CEO establishes his first credit card program with an FDIC secured host bank, successfully launching a Secured Visa® credit card into the sub-prime financial markets.
September 2019
Met key team members
Our CEO meets talented designers, developers, marketing, compliance, business development and legal executives at a popular tech tradeshow in Los Angeles, who he will later bring into FoodsPass.
June 2020
Research yields the vision for FoodsPass
Our CEO conceptualizes FoodsPass.
October 2020
Beta launch www.FoodsPass.com
FoodsPass is launched, with a simple splash website showcasing local deals and building an early-access waitlist for a dedicated payment and savings solution for food, with virtually no marketing.
January 2021
Establish key relationships with F&B partners
Formalize marketing partnerships with dozens of businesses in the food & beverage space, including Kroger, Starbucks, Burger King, Panera Bread & more.
February 2021
Pitched Kevin O'Leary on clubhouse
Chef Wonderful is intrigued by the business and extends an invitation to list on StartEngine.com
March 2021
Shortlisted for "Most Fundable Company 2021" by Pepperdine
Additionally shortlisted for Techstars x Western Union Accelerator, Kroger Innovation Fund & SBIR Grants.
April 2021
Surpass 5,000 members on our waitlist
With minimal marketing, we've attracted a list of future members that can't wait to use FoodsPass.
April 2021
Incorporation
FoodsPass, Inc. is incorporated as a Delaware C Corp.
May 2021
Issue our first Virtual Visa® cards
FoodsPass begins to issue it's first cards for marketing purposes.
ANTICIPATED: Formally announce FoodsPass to the media
During The Emerging Fintech Forum on July 7th, FoodsPass will be announced to the industry, with major media in attendance, including Bloomberg, Forbes, Al Jazeera others.
August 2021
ANTICIPATED: Market testing
Cost-effectively launch into So Cal, Nor Cal, MIA, NYC to ensure we culturally connect with consumers across a variety of mediums, while honing in on CAC.
September 2021
ANTICIPATED: Fully launch MVP
Deploy our fuller app & begin to generate data/revenues
October 2021
ANTICIPATED: Begin performance marketing efforts
Leveraging our team's expertise in scaling large tech brands, we will cost-effectively attract consumers digitally to grow our user base.
November 2021
ANTICIPATED: PR launch
Earn media across popular outlets to ensure FoodsPass is top of mind
December 2021
ANTICIPATED: Rapid market expansion
Using previous market testing data, we will grow into a national brand as swiftly & efficiently as possible.

Meet Our Team



Travis Siflinger

Founder & CEO

Born & raised in LA, Travis demonstrates a notable capacity of translating strategic vision into high-value IP development, marketing, licensing & sales to drive maximum ROI for influential lifestyle brands & corporations from fintech to fashion.



Thomas Dorwart, Esq.

Legal Counsel

Thomas is an Attorney with strong experience in cross border collaboration at Goosmann Law Firm in Omaha, NE, whose managing partners have over 20 years of deep experience in finance & technology.



Matthew Andrejkovics, MBA, CPA

Financial Advisor & CPA

With a diverse background that includes accounting, M&A advisory, small business management & equity research, Matthew is a licensed CPA providing CFO & related advisory services to technology startups.



Kofi Kyeremeh, Esq. CAMS

Regulatory Compliance

Kofi is a CAMS certified attorney, specializing in BSA/AML with Capital Compliance Experts, where he is responsible for developing compliance management systems & conducting third party independent reviews of compliance programs.



Suzanne Wilson

VP, Business Development

Responsible for securing critical partnerships with our food & beverage partners, Suzanne is highly experienced in business development & brand growth across hyper-competitive markets.



Toni Santos Balbi

Chief Technology Officer

Based in the UK, Toni is a talented designer & software engineer, responsible for our full technology stack and delivering an elegantly superior UX, while working alongside our banking & technology enabler APIs.



Mike Pollack

Growth Marketing

As the President of Klay Media, a digital advertising agency in Beverly Hills that specializes in performance & affiliate marketing, Mike generates impressive results for major corporations & startups alike.



Emma Van der Welle

Social Media

Emma is a talented designer, writer & social media manager from the UK who is responsible for our tone of voice & visual aesthetics across the online space.

Offering Summary

Company	FoodsPass, Inc.
Corporate Address	4533 MacArthur Blvd. Suite A-2193, Newport Beach, CA 92660
Offering Minimum	$9,999.72
Offering Maximum	$1,069,999.59
Minimum Investment Amount (per investor)	$248.22

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 5,076

Maximum Number of Shares Offered : 543,147

Price per Share : $1.97

Pre-Money Valuation : $12,510,386.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based*

$250+ | COFFEE & DONUTS

Free membership for 1 year + $10 Dunkin Donuts eGiftCard or our Virtual Visa®. PLUS we'll donate 1 meal to a family in need.

$500+ | GET JUICED

5% bonus shares + $50 Jamba Juice eGiftCard or our Virtual Visa® + Free membership for 1 year. PLUS we'll donate 10 meals to families in need.

$1,000+ | PIZZA PARTY

7% bonus shares + $100 Papa John's eGiftCard or our Virtual Visa® + Free membership for 2 years. PLUS we'll donate 20 meals to families in need.

$2,500+ | FILL THE FRIDGE

10% bonus shares + $250 Kroger eGift card or our Virtual Visa® + Free membership for 2 years. PLUS we'll donate 50 meals to families in need.

$5,000+ | FEED THE HUNGRY

10% bonus shares + $250 FoodsPass Virtual Visa® card + Free lifetime membership. PLUS we'll donate 500 meals to families in need.

$10,000+ | FOODSPASS, INC.

10% bonus shares + $250 FoodsPass Virtual Visa® card + Free lifetime membership + VIP corporate access. PLUS we'll donate 500 meals to families in need.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

FoodsPass will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.97 / share, you will receive 110 shares, meaning you'll own 110 shares for $197. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow FoodsPass to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This year, in the US alone, over $1 trillion will be spent on food.

(https://www.ers.usda.gov/data-products/ag-and-food-statistics-charting-the-essentials/food-prices-and-spending/)

We're always looking for deals, but that means juggling apps, points schemes and coupons, which eats into our time. Saving money doesn't have to be stressful or time-consuming.

FoodsPass is positioned to be the first - and only - payment card dedicated to food savings!

Our team of fintech specialists and foodies have developed a streamlined solution to access the best deals on grocery, dine-in, takeout, delivery & more. Just pay with FoodsPass and we'll do the rest, automatically applying coupons and issuing 4 to 40% cashback on every food purchase - whatever food you want, wherever you buy it.

Our vision however, goes far beyond the check out. This is about connecting communities to more affordable food and fulfilling a bigger mission of donating meals to families in need. The more we grow, the more we help.

FoodsPass is now issuing Virtual Visa® cards into America and will earn a percentage of processing fees, while driving demand for major food and beverage brands like Kroger & Starbucks. Simply put, FoodsPass is the missing layer in the global food ecosystem.

As contactless payments grew in 2020 and real-time redemption becomes the norm (*https://www.cnbc.com/2020/04/29/mastercard-sees-40percent-jump-in-contactless-payments-due-to-coronavirus.html, https://news.thomasnet.com/fullstory/coupon-redemption-software-performs-real-time-validation-604347)*,

venture capitalists predict a new generation of products focused on savings, which FoodsPass has engineered utilizing superior UK technologies (https://medium.com/sequoia-capital/talking-seed-with-sequoia-999923db6833)

With FoodsPass, you'll be helping us advance how food is bought and sold. Together, we can create the future of food!

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Platform Compensation

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Information Regarding Length of Time of Offering

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